Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 13, 2019

Relating to Preliminary Prospectus Supplement dated November 13, 2019 and

Prospectus dated May 3, 2019

Registration No. 333-231221

FS KKR Capital Corp.

$425,000,000

4.125% Notes due 2025

PRICING TERM SHEET

November 13, 2019

The following sets forth the final terms of the 4.125% Notes due 2025 and should only be read together with the preliminary prospectus supplement dated November 13, 2019, together with the accompanying prospectus dated May 3, 2019 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	FS KKR Capital Corp.

Security:	4.125% Notes due 2025

Ratings (Moody’s / Fitch)*:	Baa3 (Stable)/BBB- (Stable)

Aggregate Principal Amount Offered:	$425,000,000

Trade Date:	November 13, 2019

Settlement Date:	November 20, 2019 (T+5)

Maturity Date:	February 1, 2025

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2020

Price to Public (Issue Price):	99.153%

Coupon (Interest Rate):	4.125%

Yield to Maturity:	4.306%

Spread to Benchmark Treasury:	+ 262.5 basis points

Benchmark Treasury:	1.500% due October 31, 2024

Benchmark Treasury Price and Yield:	99-04+/1.681%

Optional Redemption:

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through January 1, 2025 (the date falling one month prior to the maturity date of the Notes) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 40 basis points; provided, however, that if we redeem any Notes on or after January 1, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	302635AE7 / US302635AE72

Underwriters:	J.P. Morgan Securities LLC
MUFG Securities Americas Inc. RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

KKR Capital Markets LLC

Mizuho Securities USA LLC

Barclays Capital Inc.

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

ICBC Standard Bank Plc**

SG Americas Securities, LLC

BNP Paribas Securities Corp.

Keefe, Bruyette & Woods, Inc.

U.S. Bancorp Investments, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from J.P. Morgan Securities LLC at 212-834-4533; MUFG Securities Americas Inc. toll-free at (877) 649-6848; RBC Capital Markets, LLC toll-free at 1-866-375-6829; SMBC Nikko Securities America, Inc., 1-888-868-6856 or prospectus@smbcnikko-si.com; or SunTrust Robinson Humphrey, Inc., STRHdocs@SunTrust.com or: (800) 685-4786.